UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration Under Section 12(g) of
the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number 1-554
Union Oil Company of California

(Exact name of registrant as specified in its charter)
6001 Bollinger Canyon Road, San Ramon, California, 94583
(925) 842-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
All securities listed on Exhibit A hereto.

(Title of each class of securities covered by this Form)
None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: Fewer than 300.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Unocal Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: August 10, 2005	UNION OIL COMPANY OF CALIFORNIA

	By:	/s/ KIMBERLEY C. SCHAFER

Kimberley C. Schafer
Assistant Corporate Secretary

Exhibit A
Securities
7.5% Guaranteed Debentures due 2029
7.350% Guaranteed Medium Term Notes due June 15, 2009
5.05% Guaranteed Senior Notes due 2012
6.5% Guaranteed Notes due 2008
7% Guaranteed Debentures due 2028
7.95% Guaranteed Series C Medium Term Notes due March 20, 2007
7.94% Guaranteed Series C Medium Term Notes due March 24, 2009
8.15% Guaranteed Series C Medium Term Notes due April 15, 2015
7.9% Guaranteed Series C Medium Term Notes due April 18, 2008
6.7% Guaranteed Series C Medium Term Notes due October 15, 2007
9.125% Guaranteed Debentures due February 15, 2006
9.18% Guaranteed Series B Medium Term Notes due February 15, 2006
9.4% Guaranteed Series B Medium Term Notes due February 15, 2011
9.375% Guaranteed Series B Medium Term Notes due February 15, 2011
9.34% Guaranteed Series B Medium Term Notes due February 15, 2011
9.15% Guaranteed Series B Medium Term Notes due February 15, 2006
9.35% Guaranteed Series B Medium Term Notes due March 4, 2011